For Immediate Release

Amended Dioxin and Furan Permit Issued/

Management Change

Oakville, Ontario, January 17, 2006—Bennett Environmental (“BEI”) announced today that the Quebec Ministry of Sustainable Development, Environment and Parks (“MSDEP”) has issued an amended Certificate of Authorization (“C of A”), to BEI’s wholly owned operating subsidiary, Récupère Sol Inc. (“RSI”), in relation to the acceptance and treatment of dioxin and furan contaminated soils, at RSI’s plant in St. Ambroise, Quebec.

The amended C of A establishes a clear protocol for RSI’s acceptance and processing of dioxin and furan contaminated soils for treatment and is as a direct result of a successful, comprehensive and demanding series of performance tests and environmental monitoring completed by RSI in the spring of 2005. These performance tests and the environmental monitoring were conducted under the supervision of, and in accordance with the rigorous environmental requirements established by MSDEP.

During these tests, RSI achieved Destruction and Removal Efficiencies (“DRE”) for dioxins and furans averaging 99.999992%. These results are in an order of magnitude greater than the regulatory requirement of DRE of 99.9999%. Further, the emission concentrations for dioxins and furans are well below the extremely stringent Canada Wide Standard – the Canada Wide Standard is one of the most stringent dioxin and furan emission standards in the world.

Al Bulckaert, President and CEO of Bennett Environmental remarked “that this new amendment to RSI’s C of A will open up new markets for Bennett to treat soils contaminated with dioxins and furans and will provide a much needed alternative to the current process of temporarily capping dioxin and furans contaminated sites. Generators and Regulators will now have the opportunity to properly remediate these brown-field sites, returning the land to valuable, productive use in their communities.”

Bennett Environmental Inc. is also pleased to announce that Mr. Tom Wesolowski has been appointed Vice President of Engineering and Technology. Mr. Wesolowski has a BEngSc and a MASc in Engineering Physics and completed graduate studies in engineering. Mr. Wesowloski is an engineer with over 20 years of extensive business experience in the environmental arena. Prior to joining Bennett Environmental, he was Manager of Engineering and Environment with a major North American steel producer. Over the course of his career Mr. Wesolowski has managed the permitting process and was actively involved in working with all stakeholders across multi-jurisdictions. Additionally, Mr. Wesolowski has led the successful implementation of various Environmental

For Immediate Release

Management Systems. Al Bulckaert, President and CEO remarked that “he is delighted to have someone with the breadth and depth of Tom’s hands-on environmental engineering experience join the Bennett team. Tom’s knowledge will add significant value as Bennett moves forward with its strategy to develop alternate uses for Bennett’s process and looking for growth opportunities in North America and Europe”.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert, President/CEO or Michael McSweeney VP Government Affairs at the Oakville office at (905) 339-1540.